Exhibit 99.2

ASX ANNOUNCEMENT

7 January 2014

Genetic Technologies provides update on corporate structure

Melbourne, Australia; 7 January 2014: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) wishes to inform the Market that Chief Executive Officer, Ms. Alison Mew, has extended her personal leave until the end of March 2014.

During this extended period of absence, the current management arrangements, as disclosed by the Company on 15 October 2013, will be maintained.  Mr. Tom Howitt will continue as Acting Chief Executive Officer supported by the Chairman and the Board.

We are confident that this arrangement will ensure the Company will continue to meet the milestones and achieve success in building its molecular testing and diagnostics business.  We look forward to Alison’s return to the CEO role in April 2014.

FOR FURTHER INFORMATION PLEASE CONTACT

Tom Howitt	Laura Forman (USA)
Chief Executive Officer (Acting)	Blueprint Life Science Group

Genetic Technologies Limited	+1 (415) 375 3340, Ext. 103
Phone: +61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies is an established diagnostics company with more than 20 years of experience in commercializing genetic testing, non-coding DNA and product patenting.  The Company has operations in Australia and the U.S. and is dual-listed on the ASX (Code: GTG) and NASDAQ (Ticker: GENE).  Genetic Technologies is focused on the commercialization of its patent portfolio through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics assets.  Its U.S. subsidiary, Phenogen Sciences Inc., offers novel predictive testing and assessment tools to help physicians proactively manage women’s health.  Phenogen’s lead product, BREVAGen™, is a first in class, clinically validated risk assessment test for non-familial breast cancer.

For more information, please visit http://www.gtglabs.com and http://www.phenogensciences.com

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.